Invictus Secures $25.5 Million Debt Financing from ATB Financial to Fund 180,000 sq. ft. Expansion

VANCOUVER, Aug. 8, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that is has signed a commitment letter for a $25.5 million debt financing arrangement with an interest rate at prime plus 2% per annum (the "Financing") with ATB Financial ("ATB") to accelerate the construction of its Phase 3 and Phase 4 cannabis cultivation facilities (the "Expansion Plan") at Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta . The Expansion Plan will add a total of 180,000 square feet of production capacity to Acreage Pharms. The Phase 3 expansion is underway with over $3 million in progress payments already made for permitting, lot preparation, foundation construction and precast installation. Phase 3 has a target completion date of January 2019 and will bring the Company's gross cultivation space to 200,000 square feet. Phase 4 will be completed by mid-2019.

"We're ramping up production for the adult-use market in Canada" said Dan Kriznic, Chairman and CEO of Invictus. "As a fast-growing cannabis company, Invictus is aiming to further strengthen its stake in the marketplace with continued development of construction projects, quality products and retail presence. It's great to see traditional lenders coming into the cannabis space and ATB has proven to be a long-term partner that will not only help finance the Expansion Plan at Acreage Pharms but will also finance other expansion plans as they come to fruition. Utilizing traditional debt financing combined with equity is key to minimizing dilution to our shareholders at the lowest cost of capital possible. Invictus' share structure with 96.6 million shares issued and outstanding is one of the most efficient capital structures in the public markets when compared to other cannabis companies. We are working diligently on building out our 5 pillars of success to include Medical market, adult-use market, international market, retail market and sourcing supply from other licensed producers. Layered within each of these 5 pillars is our branding strategy, which is currently being finalized and expect to be rolled out in phases over the coming weeks and months as we continue to develop and execute the brand strategy with our partners, the Authentic Brands Group, based out of New York, and one of the largest branding companies on the globe."

The Financing will be deployed in stages and will help fund the development of two additional 90,000 square foot purpose-built indoor cultivation facilities, including all plans and specifications pertaining to the structural, architectural, mechanical, electrical and interior design. Each state-of-the-art expansion will utilize a controlled and regulated environment for cultivation, trimming, drying and storing, and will include 40 individual flower rooms, each with approximately 1,500 square feet of cultivation space. The Financing is expected to close mid-August and is conditional upon the completion of final due diligence procedures performed by ATB legal counsel.

On May 18, 2018, Acreage Pharms received its sales license from Health Canada pursuant to the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which is the Company's second sales license under the ACMPR.

For more information, please visitwww.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, wholesale, international, Licensed Producer to Licensed Producer and retail.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by the end of 2018 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential acquisition of OptionCo pursuant to the exercise of the Option, and the potential production capacity of OptionCo, AB Labs, AB Ventures and Acreage Pharms, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that the Company will be successful in exercising the Option and obtaining TSX Venture Exchange approval of the acquisition, that OptionCo, AB Labs, AB Ventures and Acreage Pharms will be successful in reaching their potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, OptionCo, AB Labs, AB Ventures and Acreage Pharms will reach full production capacity on the timeline anticipated by the Company, OptionCo will be granted its first and second licenses, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, and OptionCo will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the Company will not complete the acquisition of OptionCo, OptionCo, AB Labs, AB Ventures and Acreage Pharms will not be successful in reaching its potential production capacity, OptionCo, AB Labs, AB Ventures and Acreage Pharms production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of OptionCo, AB Labs, AB Ventures and Acreage Pharms reaching full production capacity will be delayed, AB Labs will not be granted their secondary license, OptionCo will not be granted its first and second licenses and OptionCo will not be granted its sales license under the ACMPR, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CO: Invictus MD Strategies

CNW 09:30e 08-AUG-18